Direct Line: 212.859.8964

Fax: 212.859.4000

steven.epstein@friedfrank.com

July 8, 2015

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:     Anne Nguyen Parker, Assistant Director

Re:	Quality Distribution, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 8, 2015

File No. 000-24180

Dear Ms. Parker:

On behalf of our client, Quality Distribution, Inc. (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) which were set forth in your letter dated June 30, 2015 (the “Comment Letter”) regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company on June 8, 2015 (File No. 000-24180). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of the Company.

We have filed today with the Commission, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) that incorporates the changes made in response to the Comment Letter as indicated below. The Amended Proxy Statement also contains updates since the initial filing date of June 8, 2015. All page references in the responses set forth below refer to pages of the Amended Proxy Statement. Defined terms used but not defined herein have the meanings specified in the Amended Proxy Statement. For your convenience, we are sending via courier marked copies of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 8, 2015

General

1.	Please mark your notice letter as a “preliminary copy” in accordance with Rule 14a-6(e)(1) of Regulation 14A, and include a preliminary proxy card with your next amendment. We may have comments on the card.

Response: In response to the Staff’s comment, the Company has revised the notice letter, filed together with the Amended Proxy Statement, to indicate that it is a preliminary copy subject to completion and has included a preliminary proxy card as an appendix at the end of the Amended Proxy Statement.

Summary, page 1

Interests of the Company’s Directors and Executive Officers in the Merger, page 5

2.	Please disclose here the total amounts your directors and executive officers may potentially receive in connection with the proposed merger, including potential change in control payments.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on page 5 of the Amended Proxy Statement.

Regulatory Approvals, page 6

3.	Please briefly describe what actions you have taken regarding CFIUS approval and the date of expiration under the Defense Production Act of 1950 for the President to announce his decision regarding the transaction.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on pages 7 and 64 of the Amended Proxy Statement.

Go-Shop Period, page 7

4.	Please disclose whether you or your representatives initiated, solicited, facilitated or encouraged any inquiry or made any proposals or offers relating to alternative transactions during the go-shop period. In this regard, we note the disclosure on page 42 that RBC Capital Markets was requested, at the direction of the company’s board of directors, to solicit third-party indications of interest in accordance with the go-shop provision of the merger agreement following public announcement of the merger. Please disclose whether RBC made any such solicitations and discuss the results of any solicitation.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on page 40 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 8, 2015

Questions and Answers About the Special Meeting and the Merger, page 11

5.	Please add a question and answer that compares the per share consideration with the market price of your shares at the time you entered into the merger agreement.

Response: In response to the Staff’s comment, the Company has added an additional Question and Answer on page 12 of the Amended Proxy Statement comparing the merger consideration with the market price of the Company’s shares of common stock at the time the Company entered into the merger agreement.

6.	Please add a question and answer that addresses the factors that the board considered in determining to enter into the merger agreement and its rationale for approving the sale of your shares. Disclose a brief summary of the material positive and negative factors that the board considered in connection with the sale of your shares.

Response: In response to the Staff’s comment, the Company has added an additional Question and Answer on page 13 of the Amended Proxy Statement addressing the factors that the Company’s board considered in determining to enter into the merger agreement and its rationale for approving the merger, including a reference to the summary of the material positive and negative factors that the Company’s board considered in connection with the merger.

The Special Meeting, page 21 Solicitation of Proxies, page 24

7.	We note the disclosure that proxies may be solicited by mail, personal interview, e-mail, telephone or via the Internet. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies.

Response: The Company has authorized us to confirm on its behalf that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Background of the Merger, page 27

8.	Please provide us with copies of the “board books” and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

U.S. Securities and Exchange Commission

July 8, 2015

Response: The presentation materials prepared by RBC Capital Markets in connection with its opinion, dated May 6, 2015, to the board of directors of the Company as summarized under the heading “The Merger (Proposal 1)—Opinion of the Company’s Financial Advisor” are being provided to the Staff under separate cover by counsel for RBC Capital Markets on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rule, counsel for RBC Capital Markets has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for RBC Capital Markets also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

9.	Please expand your disclosure regarding the reasons why the board was willing to accept Apax’s April 2015 offer of $16.00 per share in cash, when it had rejected a June 2014 offer of $16.75-$17.00 per share because of its belief that it could obtain a better value for shareholders if it focused on executing its strategic plan or pursuing other alternatives.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on page 29 of the Amended Proxy Statement.

10.	We note that, on November 25, 2014, Apax raised its offer to a purchase price of $17.50 to $18.00 per share in cash. We also note that the company’s board of directors met numerous times thereafter and on January 26, 2015 requested that Apax reaffirm its proposed purchase price given the amount of time that had passed. With respect to each board meeting during this time, please discuss whether the board considered the company’s business, financial results and prospects as compared to the November 25, 2014 offer price. Please disclose the market price of the company’s stock at each board meeting, and disclose whether the board considered any timing considerations with respect to a response to Apax’s November 25, 2014 proposal.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on pages 31 and 32 of the Amended Proxy Statement.

11.	Please briefly explain why the board decided not to conduct a market check prior to signing a definitive agreement. In this regard, we note that on April 8, 2015, RBC advised the company that it did not believe that the company would obtain a better offer, but we also note that the company negotiated for a go-shop period and instructed RBC to solicit such third-party indications of interest in accordance with the go-shop provision of the merger agreement following public announcement of the merger.

U.S. Securities and Exchange Commission

July 8, 2015

Response: In response to the Staff’s comment, the Company has included the requested disclosure on pages 37 and 39 of the Amended Proxy Statement.

Opinion of the Company’s Financial Advisor, page 40 Selected Public Companies Analysis, page 43

12.	We note that you selected publicly traded companies in industries in which the company operates. As this does not appear to be a complete list of all public companies that operate within the company’s industries, please tell us what additional criteria you used to select these companies. Similarly, please tell us whether any additional transactions that fit the criteria for the selected transaction analysis were not used, and, if so, why not.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the selection criteria for the selected companies reviewed by RBC Capital Markets in connection with its selected public companies analysis included U.S. publicly traded companies in the industries in which the Company operates that do not directly own a significant portion of their operating assets. The Company also supplementally advises the Staff that RBC Capital Markets believes it did not exclude additional transactions from its selected precedent transactions analysis that in its professional judgment fit its selected criteria. The disclosure relating to RBC Capital Markets’ selected public companies and selected precedent transactions analyses has been revised to reflect these criteria in response to the Staff’s comments. See pages 47 and 48 of the Amended Proxy Statement.

13.	Please disclose whether you or RBC recommended the consideration.

Response: In response to the Staff’s comment, the Company has included the requested disclosure on page 47 of the Amended Proxy Statement.

Arrangements with Parent, page 54

14.	We note your disclosure that “[a]s of the date of this proxy statement, none of [your] executive officers has entered into any agreement with Parent or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or one or more of its affiliates.” Please clarify here that Parent has agreed to assume and honor the company’s and its subsidiaries obligations under each severance plan, retention plan, employment agreement and any other employee benefit plans following the merger.

Response: In response to the Staff’s comment, the Company has included the requested clarification on page 58 of the Amended Proxy Statement.

U.S. Securities and Exchange Commission

July 8, 2015

Explanatory Note Regarding the Merger Agreement, page 61

15.	We note your statements that “the merger agreement and related summary are not intended to modify or supplement any factual disclosures about [you] in [your] public reports filed with the SEC” and that the “merger agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to us or any of our subsidiaries or affiliates.” Please revise to remove any potential implications that the merger agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the Amended Proxy Statement to remove any potential implications that the merger agreement does not constitute public disclosure under the federal securities laws. See page 65 of the Amended Proxy Statement.

Shareholder Litigation Related to the Matter, page 73

16.	Please tell us whether any shareholder or derivative litigation related to the merger agreement has been brought, and, to the extent it has, please provide us with a copy of each such complaint.

Response: In response to the Staff’s comment, the Company has included additional disclosure regarding one putative class action lawsuit that has been filed in connection with the proposed merger after the date that the Preliminary Proxy Statement was filed on page 77 of the Amended Proxy Statement. A copy of such complaint filed in connection with the merger is being provided supplementally to the Staff under separate cover on a confidential and supplemental basis pursuant to rule 12b-4 under the Securities Exchange Act of 1934, as amended, concurrent with the delivery of this letter. By separate letter, the Company also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

* * *

Please see attached as Exhibit A, a written statement from the Company acknowledging the matters set forth in the Comment Letter.

The Company would like to mail the definitive proxy materials no later than July 15, 2015 so that it can hold its special meeting of shareholders on or before August 17, 2015. Therefore, the Company would appreciate receiving any additional comments as soon as possible.

Should you have any questions or comments with respect to this filing, please contact me at (212) 859-8964.

U.S. Securities and Exchange Commission

July 8, 2015

Sincerely,

/s/ Steven Epstein
Steven Epstein

Attachment

cc: Gary Enzor, Quality Distribution, Inc.

Exhibit A

[Letterhead of Quality Distribution, Inc.]

July 8, 2015

In response to the comment letter, dated June 30, 2015, from the staff of the Division of Corporation Finance, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Quality Distribution, Inc.

/s/ Gary Enzor
Gary Enzor
Chairman and Chief Executive Officer